

January 31, 2011

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re:** **Rollins, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Proxy Statement on Schedule 14A, filed March 16, 2010**
> **File No. 001-04422**

Dear Mr. Cynkus:

We have reviewed your response letter dated December 7, 2010 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. We have reviewed your response to comment 1 and your suggested disclosure for future filings. In addition to providing this disclosure within Management's Discussion and Analysis of Financial Condition please include this disclosure within the footnotes to the financial statements.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Staff Attorney at (202) 551-3657 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief